EXHIBIT 99.3

Management’s Report to the Shareholders

The accompanying consolidated financial statements and all information in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with International Financial Reporting Standards (IFRS) appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared Management’s Discussion and Analysis (MD&A). The MD&A is based on the financial results of Precision Drilling Corporation (the Corporation) prepared in accordance with IFRS. The MD&A compares the audited financial results for the years ended December 31, 2014 to December 31, 2013.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with direction from our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2014. Also management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2014.

KPMG LLP (KPMG), an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the consolidated financial statements and provide an independent professional opinion.

KPMG completed an audit of the design and effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2014, as stated in its report included herein, and expressed an unqualified opinion on the design and effectiveness of internal control over financial reporting as of December 31, 2014.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The consolidated financial statements have been approved by the Board of Directors and its Audit Committee.

Kevin A. Neveu	Robert J. McNally
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 6, 2015	March 6, 2015

52	Consolidated Financial Statements

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited the accompanying consolidated financial statements of Precision Drilling Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of earnings, comprehensive income, changes in equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013), and our report dated March 6, 2015 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants

March 6, 2015
Calgary, Canada

Precision Drilling Corporation 2014 Annual Report	53

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited Precision Drilling Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Corporation as of December 31, 2014 and December 31, 2013, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flow for the years then ended, and our report dated March 6, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

March 6, 2015
Calgary, Canada

54	Consolidated Financial Statements

Consolidated Statements of Financial Position

(Stated in thousands of Canadian dollars)		December 31, 2014	December 31, 2013

ASSETS

Current assets:

Cash		$491,481	$80,606

Accounts receivable	(Note 22)	598,063	549,697

Income tax recoverable	(Note 23)	55,138	–

Inventory		9,170	12,378
Total current assets		1,153,852	642,681

Non-current assets:

Income tax recoverable		3,297	58,435

Property, plant and equipment	(Note 4)	3,928,826	3,561,734

Intangibles	(Note 5)	3,302	3,917

Goodwill	(Note 6)	219,719	312,356
Total non-current assets		4,155,144	3,936,442
Total assets		$5,308,996	$4,579,123

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accrued liabilities	(Note 22)	$493,038	$332,838

Income tax payable		7,184	4,060
Total current liabilities		500,222	336,898

Non-current liabilities:

Share based compensation	(Note 8)	14,252	14,431

Provisions and other	(Note 9)	14,837	17,836

Long-term debt	(Note 10)	1,852,186	1,323,268

Deferred tax liabilities	(Note 11)	486,133	487,347
Total non-current liabilities		2,367,408	1,842,882

Shareholders’ equity:

Shareholders’ capital	(Note 12)	2,315,539	2,305,227

Contributed surplus		31,109	29,175

Retained earnings		48,426	88,416

Accumulated other comprehensive income (loss)	(Note 13)	46,292	(23,475)
Total shareholders’ equity		2,441,366	2,399,343
Total liabilities and shareholders’ equity		$5,308,996	$4,579,123

  See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Allen R. Hagerman	Robert L. Phillips
Director	Director

Precision Drilling Corporation 2014 Annual Report	55

Consolidated Statements of Earnings

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2014	2013

Revenue		$2,350,538	$2,029,977

Expenses:

Operating	(Note 22)	1,405,827	1,248,637

General and administrative	(Note 22)	144,341	142,507

Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization		800,370	638,833

Depreciation and amortization		448,669	333,159

Loss on asset decommissioning	(Note 4)	126,699	–
Operating earnings		225,002	305,674

Impairment of goodwill		95,170	–

Foreign exchange		(946)	(9,112)

Finances charges	(Note 14)	109,701	93,248
Earnings before tax		21,077	221,538

Income taxes:	(Note 11)

Current		10,172	45,017

Deferred		(22,247)	(14,629)
		(12,075)	30,388
Net earnings		$33,152	$191,150
Earnings per share:	(Note 18)

Basic		$0.11	$0.69

Diluted		$0.11	$0.66

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, (Stated in thousands of Canadian dollars)	2014	2013
Net earnings	$33,152	$191,150
Unrealized gain on translation of assets and liabilities of operations denominated in foreign currency	171,092	109,195
Foreign exchange loss on net investment hedge with U.S. denominated debt, net of tax	(101,325)	(72,135)
Comprehensive income	$102,919	$228,210

See accompanying notes to consolidated financial statements.

56	Consolidated Financial Statements

Consolidated Statements of Cash Flow

Years ended December 31, (Stated in thousands of Canadian dollars)		2014	2013

Cash provided by (used in):

Operations:

Net earnings		$33,152	$191,150

Adjustments for:

Long-term compensation plans		16,197	20,708

Depreciation and amortization		448,669	333,159

Loss on asset decommissioning		126,699	–

Impairment of goodwill		95,170	–

Foreign exchange		(3,971)	(9,216)

Finance charges		109,701	93,248

Income taxes		(12,075)	30,388

Other		(6,033)	(3,754)

Income taxes paid		(15,601)	(109,326)

Income taxes recovered		8,463	3,761

Interest paid		(103,816)	(89,156)

Interest received		919	1,011
Funds provided by operations		697,474	461,973

Changes in non-cash working capital balances	(Note 22)	(17,315)	(33,887)
		680,159	428,086

Investments:

Purchase of property, plant and equipment	(Note 4)	(856,690)	(535,804)

Proceeds on sale of property, plant and equipment		101,826	13,372

Changes in income tax recoverable		55,138	6,144

Changes in non-cash working capital balances	(Note 22)	69,739	(10,247)
		(629,987)	(526,535)

Financing:

Repayment of long-term debt		(30,670)	–

Debt issue costs		(10,166)	(883)

Dividends paid		(73,142)	(58,113)

Increase in long-term debt		436,600	29,781

Issuance of common shares on the exercise of options		7,082	2,432

Issuance of common shares on the exercise of warrants		–	48,300
		329,704	21,517

Effect of exchange rate changes on cash and cash equivalents		30,999	4,770
Increase (decrease) in cash and cash equivalents		410,875	(72,162)

Cash and cash equivalents, beginning of year		80,606	152,768
Cash and cash equivalents, end of year		$491,481	$80,606

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2014 Annual Report	57

Consolidated Statements of Changes in Equity

(Stated in thousands of Canadian dollars)		Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 13)	Retained earnings	Total equity
Balance at January 1, 2014		$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343

Net earnings for the period		–	–	–	33,152	33,152

Other comprehensive income for the period		–	–	69,767	–	69,767

Dividends		–	–	–	(73,142)	(73,142)

Share options exercised	(Note 12)	10,312	(3,230)	–	–	7,082

Share based compensation expense	(Note 8)	–	5,164	–	–	5,164
Balance at December 31, 2014		$2,315,539	$31,109	$46,292	$48,426	$2,441,366

(Stated in thousands of Canadian dollars)		Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 13)	Retained earnings (deficit)	Total equity
Balance at January 1, 2013		$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300

Net earnings for the period		–	–	–	191,150	191,150

Other comprehensive income for the period		–	–	37,060	–	37,060

Dividends		–	–	–	(58,113)	(58,113)

Share options exercised	(Note 12)	3,707	(1,275)	–	–	2,432

Shares issued on redemption of non-management directors’ DSUs		1,238	(1,031)	–	–	207

Warrants exercised		48,300	–	–	–	48,300

Share based compensation expense	(Note 8)	–	7,007	–	–	7,007
Balance at December 31, 2013		$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343

See accompanying notes to consolidated financial statements.

58	Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 6, 2015.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis except as detailed in the Corporation’s accounting policies in Note 3 and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. Significant estimates and judgments used in the preparation of the financial statements are described in Note 3(r) and (s).

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly-owned. The financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

Precision Drilling Corporation 2014 Annual Report	59

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in profit or loss as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation

Drilling rig equipment:

– Power & Tubulars	5 years	–	straight-line

– Dynamic	10 years	–	straight-line

– Structural	20 years	10%	straight-line

Seasonal, stratification and turnkey drilling equipment	4 years	0 to 20%	straight-line

Service rig equipment	20 years	10%	straight-line

Drilling rig spare equipment	up to 15 years	–	straight-line

Service rig spare equipment	up to 15 years	–	straight-line

Rental equipment	10 to 15 years	0 to 25%	straight-line

Other equipment	3 to 10 years	–	straight-line

Light duty vehicles	4 years	–	straight-line

Heavy duty vehicles	7 to 10 years	–	straight-line

Buildings	10 to 20 years	–	straight-line

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statements of earnings.

The estimated useful lives, residual values and methods or depreciation are reviewed annually, and adjusted prospectively if appropriate.

60	Notes to Consolidated Financial Statements

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when it increases the future economic benefits of the specific asset to which it relates.

Amortization is recognized in profit and loss using the straight-line method based over the estimated useful lives of the respective assets as follows:

Customer relationships	1 to 5 years
Patents	10 years
Brand	1 to 5 years

The estimated useful lives and methods of amortization are reviewed annually, and adjusted prospectively if appropriate.

(f) Goodwill

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

If the fair value of the identifiable net assets acquired exceeds the fair value of the consideration, Precision reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed. If that excess remains after reassessment, Precision recognizes the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, attributed to the cash generating unit or groups of cash generating units that are expected to benefit and as identified in the business combination.

(g) Impairment

(i) Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is tested for impairment if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor will enter bankruptcy. Precision considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All significant receivables found not to be specifically impaired are then collectively assessed for impairment by grouping together receivables with similar risk characteristics.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Precision Drilling Corporation 2014 Annual Report	61

(ii) Non-Financial Assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed at the same time each year.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a after tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the cash generating unit.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Borrowing Costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in earnings in the period in which they are incurred.

(i) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

62	Notes to Consolidated Financial Statements

(j) Revenue Recognition

The Corporation’s services are generally sold based on service orders or contracts with a customer that include fixed or determinable prices based on daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Corporation also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based on costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.

(k) Employee Benefit Plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.

(l) Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(m) Share Based Incentive Compensation Plans

The Corporation has established several cash settled share based incentive compensation plans for non-management directors, officers, and other eligible employees. As estimated by management, the fair values of the amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has implemented an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions. Under this plan, contributions made by employees are matched to a specific percentage by the Corporation. The contributions made by the Corporation are expensed as incurred.

Prior to January 1, 2012, the Corporation had an equity settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

A share option plan has been established for certain eligible employees. Under this plan the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

Precision Drilling Corporation 2014 Annual Report	63

(n) Foreign Currency Translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in accumulated other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(o) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity based compensation arrangements and shares repurchased from the related proceeds.

(p) Financial Instruments

(i) Non-Derivative Financial Assets

Financial assets are classified as either fair value through profit and loss, loans and receivables, held to maturity or available for sale. Financial liabilities are classified as either fair value through profit and loss or other financial liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Transaction costs attributable to fair value through profit or loss items are expensed as incurred. Subsequent to initial recognition non-derivative financial instruments are measured based on their classification.

Accounts receivable are classified as “loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

Accounts payable and accrued liabilities and long-term debt are classified as “other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

(ii) Derivative Financial Instruments

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the balance sheet at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in other instruments or host contracts are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives are recorded on the balance sheet at estimated fair value and changes in the fair value are recognized in earnings.

64	Notes to Consolidated Financial Statements

(q) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations as a result of changes in foreign exchange rates.

To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings when corresponding exchange gains or losses arising from the translation of the foreign operation are recorded in net earnings.

(r) Critical Accounting Judgments

(i) Depreciation and Amortization

Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice and Precision’s own historical experience and may change as more experience is gained, market conditions shift or new technological advancements are made.

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgment. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

(ii) Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(s) Critical Accounting Assumptions and Estimates

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For property, plant and equipment, this requires Precision to forecast future cash flows to be derived from the utilization of these assets based on assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Precision Drilling Corporation 2014 Annual Report	65

For goodwill, we conduct impairment tests annually in the fourth quarter or whenever there is change in circumstance that indicates that the carrying value may not be recoverable. The recoverability of goodwill requires a calculation of the recoverable amount of the CGU or groups of CGUs to which goodwill has been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgment is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs and judgment is required in determining the appropriate discount rate. We use observable market data inputs to develop a discount rate that we believe approximates the discount rate from market participants.

In deriving the underlying projected cash flows, assumptions must also be made about future drilling activity, margins and market conditions over the long-term life of the assets or CGUs. Precision cannot predict if an event that triggers impairment will occur, when it will occur or how it will occur, or how it will affect reported asset amounts. Although estimates are reasonable and consistent with current conditions, internal planning and expected future operations, such estimations are subject to significant uncertainty and judgment.

(t) Accounting Policies Adopted January 1, 2014

The Corporation adopted the following new and revised accounting standards, including any consequential amendments. Changes in accounting policies adopted by the Corporation were made in accordance with the applicable transitional provisions as provided in those standards and amendments.

The adoption of these standards on January 1, 2014 had no impact on the amounts recorded in the Corporation’s financial statements.

(i) IAS 32, Financial Instruments: Presentation

On January 1, 2014, the Corporation implemented certain amendments to IAS 32 which require the Corporation to provide clarification on the requirements for offsetting financial assets and financial liabilities on the statement of financial position.

(ii) IAS 36, Impairment of Assets

On January 1, 2014, the Corporation implemented certain amendments to IAS 36 which require that the Corporation disclose, if appropriate, the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal or value-in-use of the asset, when an impairment loss is recognized or when an impairment loss is subsequently reversed.

(iii) IFRIC 21, Levies

On January 1, 2014, the Corporation implemented IFRIC 21 which provides an interpretation on IAS 37, Provisions, Contingent Liabilities and Contingent Assets, with respect to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligating event is the activity described in the relevant legislation that triggers the payment of the levy.

(u) Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

(i) IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 will be issued in three phases. The first phase, which has already been issued, addresses the accounting for financial assets and financial liabilities. The second phase will address impairment of financial instruments, while the third phase will address hedge accounting. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple category and measurement models in IAS 39. The approach in IFRS 9 focuses on how an entity manages its financial instruments in the context of its business model, as well as the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods currently provided in IAS 39.

66	Notes to Consolidated Financial Statements

Requirements for financial liabilities were added to IFRS 9 in October 2010. Although the classification criteria for financial liabilities will not change under IFRS 9, the fair value option may require different accounting for changes to the fair value of a financial liability resulting from changes to an entity’s own credit risk.

In December 2013, new hedge accounting requirements were incorporated into IFRS 9 that increase the scope of items that can qualify as a hedged item and change the requirements of hedge effectiveness testing that must be met to use hedge accounting.

In July 2014, the IASB issued final amendments to IFRS 9, replacing earlier versions of IFRS 9. These amendments to IFRS 9 introduce a single, forward-looking ‘expected loss’ impairment model for financial assets that will require more timely recognition of expected credit losses, and a fair value through other comprehensive income category for financial assets that are debt instruments.

The amendments to IFRS 9 are effective for annual periods beginning on or after January 1, 2018 and are available for earlier adoption. The Corporation does not expect that the implementation of IFRS 9 will have a material effect on the financial statements.

(ii) IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 to address how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures in order to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard provides a principles based five-step model to be applied to all contracts with customers. This five-step model involves identifying the contract(s) with a customer; identifying the performance obligations in the contract; determining the transaction price; allocating the transaction price to the performance obligations in the contract; and recognizing revenue when (or as) the entity satisfies a performance obligation.

Application of this new standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application is permitted. The Corporation does not expect that the implementation of IFRS 15 will have a material effect on the financial statements.

(iii) IFRS 11, Joint Arrangements

In May 2014, the IASB issued amendments to IFRS 11 to address the accounting for acquisitions of interests in joint operations. The amendments address how a joint operator should account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business. IFRS 11, as amended, now requires that such transactions be accounted for using the principles related to business combinations accounting as outlined in IFRS 3, Business Combinations. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Corporation does not expect that these amendments will have an impact on the financial statements.

(iv) IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

In May 2014, the IASB issued amendments to IAS 16 and IAS 38 to clarify acceptable methods of depreciation and amortization. The amended IAS 16 eliminates the use of a revenue-based depreciation method for items of property, plant and equipment. Similarly, amendments to IAS 38 eliminate the use of a revenue-based amortization model for intangible assets except in certain specific circumstances. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Corporation does not expect that these amendments will have an impact on the financial statements.

Precision Drilling Corporation 2014 Annual Report	67

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

	2014	2013

Cost	$5,898,980	$5,260,263

Accumulated depreciation	(1,970,154)	(1,698,529)

	$3,928,826	$3,561,734
Rig equipment	$3,182,090	$3,033,159

Rental equipment	104,492	108,453

Other equipment	97,887	78,670

Vehicles	24,682	42,993

Buildings	89,539	49,506

Assets under construction	397,556	219,433

Land	32,580	29,520

	$3,928,826	$3,561,734

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total

Balance, December 31, 2012	$3,986,743	$152,351	$171,637	$63,196	$72,069	$133,791	$28,594	$4,608,381

Additions	143,252	6,346	1,651	3,588	–	380,788	179	535,804

Disposals	(52,659)	(1,126)	(2,971)	(5,324)	–	–	–	(62,080)

Reclassifications	270,615	10,508	14,141	4,900	825	(300,989)	–	–

Effect of foreign currency exchange differences	163,445	1,866	936	3,251	2,070	5,843	747	178,158

Balance, December 31, 2013	4,511,396	169,945	185,394	69,611	74,964	219,433	29,520	5,260,263

Additions	144,169	2,939	5,504	4,356	5,320	692,560	1,842	856,690

Disposals	(155,002)	(1,587)	(4,853)	(43,084)	(69)	–	–	(204,595)

Asset decommissioning	(286,898)	–	–	–	–	–	–	(286,898)

Reclassifications	453,862	1,650	27,990	7,335	36,968	(527,805)	–	–

Effect of foreign currency exchange differences	248,802	1,411	3,992	1,639	3,090	13,368	1,218	273,520
Balance, December 31, 2014	$4,916,329	$174,358	$218,027	$39,857	$120,273	$397,556	$32,580	$5,898,980

68	Notes to Consolidated Financial Statements

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total

Balance, December 31, 2012	$1,167,252	$61,000	$93,279	$22,437	$21,484	$–	$–	$1,365,452

Depreciation expense	295,807	9,695	15,518	8,299	3,774	–	–	333,093

Disposals	(43,423)	(1,007)	(2,937)	(5,069)	–	–	–	(52,436)

Reclassifications	8,314	(8,557)	273	(20)	(10)	–	–	–

Effect of foreign currency exchange differences	50,287	361	591	971	210	–	–	52,420

Balance, December 31, 2013	1,478,237	61,492	106,724	26,618	25,458	–	–	1,698,529

Depreciation expense	392,565	10,789	16,815	6,468	4,818	–	–	431,455

Disposals	(63,305)	(1,364)	(4,845)	(18,270)	(19)	–	–	(87,803)

Asset decommissioning	(160,200)	–	–	–	–	–	–	(160,200)

Reclassifications	1,549	(1,501)	2	(95)	45	–	–	–

Effect of foreign currency exchange differences	85,393	450	1,444	454	432	–	–	88,173
Balance, December 31, 2014	$1,734,239	$69,866	$120,140	$15,175	$30,734	$–	$–	$1,970,154

In 2014, the Corporation incurred a $126.7 million loss on the decommissioning of certain drilling and service rigs and ancillary equipment. The assets were decommissioned due to the inefficient nature of the assets and the high cost to maintain. The charge was allocated $97.9 million (2013 – $nil) to the Contract Drilling Services segment and $28.8 million (2013 – $nil) to the Completion and Production Services segment.

Effective January 1, 2014, the Corporation changed the method for depreciating its drilling and service rig equipment from unit-of-production to straight-line. Precision believes that due to technological developments within the industry, straight-line depreciation better reflects the allocation of the cost of the assets over their expected lives. The change in depreciation method resulted in $42.7 million of additional depreciation over what would have been expensed had the previous method been continued.

NOTE 5. INTANGIBLES

	2014	2013

Cost	$8,997	$12,221

Accumulated amortization	(5,695)	(8,304)
	$3,302	$3,917
Customer relationships	$–	$616

Patents and brands	–	16

Loan commitment fees related to revolving credit facility	3,302	3,285
	$3,302	$3,917

Precision Drilling Corporation 2014 Annual Report	69

Cost

	Customer Relationships	Patents and Brands	Loan Commitment Fees	Total

Balance, December 31, 2012	$4,575	$53	$7,760	$ 12,388

Additions	–	–	883	883

Effect of foreign currency exchange differences	78	–	–	78

Removal of fully amortized assets	(1,128)	–	–	(1,128)

Balance, December 31, 2013	3,525	53	8,643	12,221

Additions	–	–	354	354

Effect of foreign currency exchange differences	47	–	–	47

Removal of fully amortized assets	(3,572)	(53)	–	(3,625)

Balance, December 31, 2014	$–	$–	$8,997	$8,997

Accumulated Amortization
	Customer Relationships	Patents and Brands	Loan Commitment Fees	Total

Balance, December 31, 2012	$2,685	$32	$3,570	$6,287

Amortization expense	1,294	5	1,788	3,087

Effect of foreign currency exchange differences	58	–	–	58

Removal of fully amortized assets	(1,128)	–	–	(1,128)

Balance, December 31, 2013	2,909	37	5,358	8,304

Amortization expense	619	16	337	972

Effect of foreign currency exchange differences	44	–	–	44

Removal of fully amortized assets	(3,572)	(53)	–	(3,625)

Balance, December 31, 2014	$–	$–	$5,695	$5,695

NOTE 6. GOODWILL

Balance, December 31, 2012				$310,552

Exchange adjustment				1,804

Balance, December 31, 2013				312,356

Impairment charge				(95,170)

Exchange adjustment				2,533

Balance, December 31, 2014				$219,719

In connection with the annual test for goodwill impairment, the Corporation determined that the carrying value of the goodwill allocated to the Canadian well servicing and the wastewater treatment CGUs exceeded their recoverable amounts and recognized impairment losses of $88.9 million and $6.2 million, respectively. These impairment charges resulted in the entire goodwill balance of these CGUs being written off. Both CGUs are included in the Completion and Production Services segment. The recoverable amount was based on its value in use determined by discounting expected future cash flows to be generated from the continuing use of the assets within the CGU.

70	Notes to Consolidated Financial Statements

Key assumptions used in the calculation of value in use for the Canadian well servicing CGU included a discount rate of 12.5%, terminal value growth rate of nil % and average projected annual cash flow growth over the next five years of 16%. No terminal value growth rate was used due to the finite lives of the underlying assets of the CGU. Projected cash flow was based on future expected outcomes taking into account past experience and management expectation of future market conditions. A 10% change in the key assumptions would not change the amount of the impairment loss recognized.

Key assumptions used in the calculation of value in use for the wastewater treatment CGU included a discount rate of 13.0%, terminal value growth rate of nil % and no projected annual cash flow growth over the next five years. No terminal value growth rate was used due to the finite lives of the underlying assets of the CGU. Projected cash flow was based on future expected outcomes taking into account past experience and management expectation of future market conditions. A 10% change in the key assumptions would not change the amount of the impairment loss recognized.

Of the remaining carrying value of goodwill, $172.3 million is associated with the Canadian contract drilling CGU. Upon performance of the annual test for goodwill impairment for this CGU, it was determined that no impairment was required. The key assumptions used in the calculation of value in use included a discount rate of 10.5%, terminal value growth rate of nil% and average projected growth of annual cash flows over the next five years of 3%. There was no terminal value growth rate used due to the finite lives of the underlying assets of the CGU. The growth rate was based on future expected outcomes taking into account past experience and management expectation of future market conditions. A discount rate higher than 18.5% would have resulted in an impairment of goodwill.

NOTE 7. BANK INDEBTEDNESS

At December 31, 2014 and 2013, Precision had available $40.0 million and US$15.0 million under secured operating facilities, and a secured US$25.0 million facility for the issuance of letters of credit and performance and bid bonds to support international operations. As at December 31, 2014 and 2013, no amounts had been drawn on any of the facilities. Availability of the $40.0 million and US$25.0 million facility were reduced by outstanding letters of credit in the amount of $20.5 million (2013 – $17.3 million) and US$8.1 million (2013 – US$0.2 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40.0 million facility are available at the bank’s prime lending rate, U.S. base rate, U.S. LIBOR plus applicable margin, or Banker’s Acceptance plus applicable margin, or in combination, and under the US$15.0 million and US$25.0 million facilities at the bank’s prime lending rate.

NOTE 8. SHARE BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units	Performance Share Units	Share Appreciation Rights	Non- Management Directors’ DSUs	Total

Balance, December 31, 2012	$9,685	$13,778	$497	$ 816	$24,776

Expensed (recovered) during the period	11,622	8,137	(251)	1,245	20,753

Payments	(7,769)	(8,953)	–	(207)	(16,929)
Balance, December 31, 2013	13,538	12,962	246	1,854	28,600

Expensed (recovered) during the period	7,618	5,220	(95)	135	12,878

Payments and redemptions	(10,572)	(4,413)	(70)	–	(15,055)

Balance, December 31, 2014	$10,584	$13,769	$81	$ 1,989	$26,423

Current	$6,847	$5,243	$81	$ –	$12,171

Long-term	3,737	8,526	–	1,989	14,252
	$10,584	$13,769	$81	$ 1,989	$26,423

Precision Drilling Corporation 2014 Annual Report	71

(a) Restricted Share Units and Performance Share Units

Precision has two cash settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (RSU) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (PSU) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period. A summary of the RSUs and PSUs outstanding under these share based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding

December 31, 2012	1,880,250	1,948,952

Granted	1,295,739	1,258,650

Issued as a result of cash dividends	51,113	54,623

Redeemed	(869,744)	(696,171)

Forfeitures	(243,863)	(128,126)

December 31, 2013	2,113,495	2,437,928

Granted	1,387,293	1,704,188

Issued as a result of cash dividends	52,369	76,994

Redeemed	(1,016,242)	(439,256)

Forfeitures	(290,219)	(329,821)

December 31, 2014	2,246,696	3,450,033

(b) Share Appreciation Rights

The Corporation has a U.S. dollar denominated Share Appreciation Rights (SAR) plan under which eligible participants were granted SARs that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per share on the exercise date. The SARs vest over a period of five years and expire 10 years from the date of grant. At December 31, 2014, the intrinsic value of these awards was $nil (2013 – $7,000).

Share Appreciation Rights	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2012	678,242	$9.26 – 17.38	$ 14.81	678,242

Forfeited	(90,080)	13.26 – 17.38	15.42

December 31, 2013	588,162	$9.26 – 17.38	$ 14.71	588,162

Exercised	(31,506)	9.26 – 9.26	9.26

Forfeited	(112,915)	9.26 – 17.38	13.85

December 31, 2014	443,741	$13.26 – 17.38	$ 15.32	443,741

	Total SARs Outstanding and Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)

$ 13.26 – 14.99	100,609	$ 13.26	0.10

15.00 – 15.99	261,064	15.47	2.71

16.00 – 17.38	82,068	17.38	1.13
$ 13.26 – 17.38	443,741	$ 15.32	1.82

72	Consolidated Financial Statements

(c) Non-Management Directors

Effective January 1, 2012, Precision instituted a new deferred share unit plan for non-management directors whereby fully vested deferred share units are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of deferred share units in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the deferred share units will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2012	101,964

Granted	105,338

Issued as a result of cash dividends	2,836

Redeemed	(21,563)
December 31, 2013	188,575

Granted	85,183

Issued as a result of cash dividends	4,829
December 31, 2014	278,587

Equity Settled Plans

(d) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2012	335,946

Issued as a result of cash dividends	5,459

Redeemed	(120,293)
December 31, 2013	221,112

Issued as a result of cash dividends	4,898
December 31, 2014	226,010

(e) Option Plan

The Corporation has a share option plan under which a combined total of 16,569,134 options to purchase common shares are reserved to be granted to employees. Of the amount reserved, 11,066,588 options have been granted. Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

Precision Drilling Corporation 2014 Annual Report	73

A summary of the status of the equity incentive plan is presented below:

Canadian share options	Options Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
December 31, 2012	4,013,797	$5.22 – 14.50	$9.13	1,846,603

Granted	1,237,500	7.82 – 9.02	8.99

Exercised	(172,158)	5.85 – 10.67	7.43

Forfeitures	(178,253)	5.85 – 14.50	9.77
December 31, 2013	4,900,886	5.22 – 14.50	9.14	2,676,865

Granted	881,700	10.15 – 14.31	10.24

Exercised	(530,738)	5.85 – 11.16	8.07

Forfeitures	(97,534)	5.85 – 10.67	9.62
December 31, 2014	5,154,314	$5.22 – 14.50	$9.43	3,185,500

U.S. share options	Options Outstanding	Range of Exercise Prices (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2012	2,399,980	$4.95 – 15.21	$9.23	935,035

Granted	1,025,100	8.99 – 9.28	9.00

Exercised	(189,887)	4.95 – 10.55	5.89

Forfeitures	(61,385)	7.14 – 15.21	10.82
December 31, 2013	3,173,808	4.95 – 15.21	9.32	1,438,335

Granted	827,300	9.18 – 9.18	9.18

Exercised	(309,512)	4.95 – 10.96	8.26

Forfeitures	(285,822)	4.95 – 14.58	9.77
December 31, 2014	3,405,774	$4.95 – 15.21	$9.35	1,795,639

The weighted average share price at the date of exercise for share options exercised in 2014 was $12.98 (2013 – $10.11) for the Canadian share options and US$12.07 (2013 – US$9.90) for the U.S. share options.

The range of exercise prices for options outstanding at December 31, 2014 is as follows:

Canadian share options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 5.22 – 6.99	487,102	$5.85	1.35	487,102	$5.85

7.00 – 8.99	842,609	8.55	2.22	820,055	8.57

9.00 – 9.99	1,123,084	9.02	5.12	367,442	9.02

10.00 – 14.50	2,701,519	10.51	4.43	1,510,901	10.64
$ 5.22 – 14.50	5,154,314	$9.43	3.93	3,185,500	$9.19

74	Notes to Consolidated Financial Statements

U.S. share options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)

$ 4.95 – 6.99	95,868	$4.95	1.35	95,868	$4.95

7.00 – 8.99	1,394,295	8.57	4.17	768,046	8.25

9.00 – 9.99	780,000	9.18	6.10	4,998	9.11

10.00 – 15.21	1,135,611	10.79	3.66	926,727	10.80
$ 4.95 – 15.21	3,405,774	$9.35	4.36	1,795,639	$9.39

The per option weighted average fair value of the share options granted during 2014 was $3.17 (2013 – $3.26) estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1% (2013 – 1%), average expected life of four years (2013 – four years), expected forfeiture rate of 5% (2013 – 5%) and expected volatility of 46% (2013 – 53%). Included in net earnings for the year ended December 31, 2014 is an expense of $5.2 million (2013 – $7.0 million).

Employee share purchase plan

In 2014, the Corporation implemented an employee share purchase plan to encourage employees to become Precision shareholders and to attract and retain people. Under the plan, eligible employees can contribute up to 10% of their regular base salary through payroll deduction with Precision matching 20% of the employee’s contribution. These contributions are used to purchase the Corporation’s shares in the open market. No vesting conditions apply. During 2014, the Corporation recorded compensation expense of $0.5 million (2013 – $nil).

NOTE 9. PROVISIONS AND OTHER

Workers’ Compensation
Balance December 31, 2012	$26,601

Expensed during the year	4,350

Payment of deductibles and uninsured claims	(8,546)

Effects of foreign currency exchange differences	1,781
Balance December 31, 2013	24,186

Expensed during the year	5,215

Payment of deductibles and uninsured claims	(11,272)

Effects of foreign currency exchange differences	1,852
Balance December 31, 2014	$19,981

	December 31, 2014	December 31, 2013
Current	$5,144	$6,350

Long-term	14,837	17,836
	$19,981	$24,186

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the balance sheet dates. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the balance sheet dates may change.

Precision Drilling Corporation 2014 Annual Report	75

NOTE 10. LONG-TERM DEBT

	2014	2013
Secured revolving credit facility	$–	$29,781

Unsecured senior notes:

6.625% Senior Notes due 2020 (US$650.0 million)	754,065	691,340

6.5% Senior Notes due 2021 (US$400.0 million)	464,040	425,440

5.25% Senior Notes due 2024 (US$400.0 million)	464,040	–

6.5% Senior Notes due 2019	200,000	200,000

	1,882,145	1,346,561

Less net unamortized debt issue costs	(29,959)	(23,293)
	$1,852,186	$1,323,268

(a) Secured Revolving Credit Facility

The secured revolving credit facility provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$650.0 million with a provision for an increase in the facility of up to an additional US$250.0 million. The secured revolving credit facility is secured by charges on substantially all of Precision’s present and future assets and the present and future assets of its material U.S. and Canadian subsidiaries and, if necessary in order to adhere to covenants under the revolving credit facility, on certain assets of certain subsidiaries organized in a jurisdiction outside of Canada or the U.S. The secured revolving credit facility requires that Precision comply with certain financial covenants including leverage ratios of consolidated senior debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (EBITDA) of less than 3:1 and consolidated total debt to EBITDA of less than 4:1 for the most recent four consecutive fiscal quarters; and an interest coverage ratio of greater than 2.75:1 for the most recent four consecutive fiscal quarters. As well, the revolving credit facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; make or pay dividends, share redemptions or other distributions; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At December 31, 2014, Precision was in compliance with the covenants of the revolving credit facility.

The revolving credit facility has a term of five years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request. The current maturity date of the revolving credit facility is June 3, 2019.

Under the revolving credit facility, amounts can be drawn in U.S. dollars and/or Canadian dollars and, as at December 31, 2014, no amounts (2013 – US$28.0 million) were drawn under this facility. Up to US$200.0 million of the revolving credit facility is available for letters of credit denominated in U.S and/or Canadian dollars and as at December 31, 2014 outstanding letters of credit amounted to US$25.6 million (2013 – US$28.6 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

76	Notes to Consolidated Financial Statements

(b) Unsecured Senior Notes

Precision has outstanding the following unsecured senior notes:

$200.0 million of 6.5% Senior Notes due 2019

These notes bear interest at a fixed rate of 6.5% per annum and mature on March 15, 2019. Interest is payable semi-annually on March 15 and September 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s and Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to March 15, 2015, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using the Government of Canada rate plus 100 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after March 15, 2015 and before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest. Any time on or after March 15, 2017, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

US$650.0 million of 6.625% Senior Notes due 2020

These notes bear interest at a fixed rate of 6.625% per annum and mature on November 15, 2020. Interest is payable semi-annually on May 15 and November 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s and Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to November 15, 2015, Precision may redeem the 6.625% Senior Notes due 2020 in whole or in part at 106.625% of their principal amount, plus accrued interest. As well, Precision may redeem these notes in whole or in part at any time on or after November 15, 2015 and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Any time on or after November 15, 2018, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

US$400.0 million of 6.5% Senior Notes due 2021

These notes bear interest at a fixed rate of 6.5% per annum and mature on December 15, 2021. Interest is payable semi-annually on June 15 and December 15 of each year.

Precision Drilling Corporation 2014 Annual Report	77

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to December 15, 2016, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after December 15, 2016 and before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest. Any time on or after December 15, 2019, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

US$400.0 million of 5.25% Senior Notes due 2024

These notes bear interest at a fixed rate of 5.25% per annum and mature on November 15, 2024. Interest is payable semi-annually on May 15 and November 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to May 15, 2017, Precision may redeem up to 35% of the 5.25% Senior Notes due 2024 with the net proceeds of certain equity offerings at a redemption price equal to 105.25% of the principal amount plus accrued interest. Prior to May 15, 2019, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the May 15, 2019 redemption price plus required interest payments through May 15, 2019 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after May 15, 2019 and before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest. Any time on or after May 15, 2022, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

Long-term debt obligations at December 31, 2014 will mature as follows:

2019	$200,000

Thereafter	1,682,145
$1,882,145

78	Notes to Consolidated Financial Statements

(c) Guarantor Disclosures

The following presents supplemental condensed consolidating financial information for the parent corporation, guarantor subsidiaries and the non-guarantor subsidiaries, respectively.

Condensed Consolidating Statement of Financial Position as at December 31, 2014

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets

Cash	$337,848	$97,980	$55,653	$–	$491,481

Other current assets	3,923	513,465	144,980	3	662,371

Intercompany receivables	364,958	2,555,200	73,404	(2,993,562)	–

Investments in subsidiaries	6,026,160	61	–	(6,026,221)	–

Income tax recoverable	3,297	–	–	–	3,297

Property, plant and equipment	59,485	3,459,563	409,923	(145)	3,928,826

Intangibles	3,302	–	–	–	3,302

Goodwill	–	219,719	–	–	219,719
Total assets	$6,798,973	$6,845,988	$683,960	$(9,019,925)	$5,308,996
Liabilities and Shareholders’ Equity

Current liabilities	$49,622	$384,452	$66,148	$–	$500,222

Intercompany payables and debt	2,628,522	169,855	195,185	(2,993,562)	–

Long-term debt	1,852,186	–	–	–	1,852,186

Other long-term liabilities	47,713	473,415	(5,906)	–	515,222
Total liabilities	4,578,043	1,027,722	255,427	(2,993,562)	2,867,630

Shareholders’ equity	2,220,930	5,818,266	428,533	(6,026,363)	2,441,366
Total liabilities and shareholders’ equity	$6,798,973	$6,845,988	$683,960	$(9,019,925)	$5,308,996

Condensed Consolidating Statement of Financial Position as at December 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets

Cash	$27,160	$23,039	$30,407	$–	$80,606

Other current assets	3,592	456,574	101,906	3	562,075

Intercompany receivables	424,178	2,342,467	74,795	(2,841,440)	–

Investments in subsidiaries	5,904,795	69	–	(5,904,864)	–

Income tax recoverable	–	–	58,435	–	58,435

Property, plant and equipment	56,501	3,261,610	243,858	(235)	3,561,734

Intangibles	3,286	631	–	–	3,917

Goodwill	–	312,356	–	–	312,356
Total assets	$6,419,512	$6,396,746	$509,401	$(8,746,536)	$4,579,123
Liabilities and Shareholders’ Equity

Current liabilities	$40,624	$240,052	$56,222	$–	$336,898

Intercompany payables and debt	2,442,373	202,986	196,081	(2,841,440)	–

Long-term debt	1,323,268	–	–	–	1,323,268

Other long-term liabilities	263,410	262,308	(6,104)	–	519,614
Total liabilities	4,069,675	705,346	246,199	(2,841,440)	2,179,780

Shareholders’ equity	2,349,837	5,691,400	263,202	(5,905,096)	2,399,343
Total liabilities and shareholders’ equity	$6,419,512	$6,396,746	$509,401	$(8,746,536)	$4,579,123

Precision Drilling Corporation 2014 Annual Report	79

Condensed Consolidating Statement of Earnings (Loss) for the Year ended December 31, 2014

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total

Revenue	$172	$2,179,259	$195,487	$(24,380)	$2,350,538

Operating expense	98	1,281,955	148,154	(24,380)	1,405,827

General and administrative expense	26,798	107,028	10,515	–	144,341

Earnings (loss) before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization	(26,724)	790,276	36,818	–	800,370

Depreciation and amortization	8,106	415,973	24,430	160	448,669

Loss on asset decommissioning	–	126,699	–	–	126,699

Operating earnings (loss)	(34,830)	247,604	12,388	(160)	225,002

Impairment of goodwill	–	95,170	–	–	95,170

Foreign exchange	5,274	(8,450)	2,230	–	(946)

Finance charges	109,628	87	(14)	–	109,701

Equity in earnings of subsidiaries	(206,095)	–	–	206,095	–

Earnings (loss) before tax	56,363	160,797	10,172	(206,255)	21,077

Income taxes	23,050	(37,581)	2,456	–	(12,075)

Net earnings (loss)	$33,313	$198,378	$7,716	$(206,255)	$33,152

Condensed Consolidating Statement of Earnings (Loss) for the Year ended December 31, 2013
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total

Revenue	$143	$1,912,750	$137,681	$(20,597)	$2,029,977

Operating expense	273	1,148,786	120,175	(20,597)	1,248,637

General and administrative expense	29,174	101,407	11,926	–	142,507

Earnings (loss) before income taxes, finance charges, foreign exchange, and depreciation and amortization	(29,304)	662,557	5,580	–	638,833

Depreciation and amortization	7,393	309,939	15,576	251	333,159

Operating earnings (loss)	(36,697)	352,618	(9,996)	(251)	305,674

Foreign exchange	(3,356)	(5,198)	(558)	–	(9,112)

Finance charges	92,112	1,141	(5)	–	93,248

Equity in earnings of subsidiaries	(360,468)	–	–	360,468	–

Earnings (loss) before tax	235,015	356,675	(9,433)	(360,719)	221,538

Income taxes	43,615	(15,431)	2,204	–	30,388

Net earnings (loss)	$191,400	$372,106	$(11,637)	$(360,719)	$191,150

80	Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income for the Year ended December 31, 2014

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total

Net earnings	$33,313	$198,378	$7,716	$(206,255)	$33,152

Other comprehensive income (loss)	(101,325)	141,519	29,324	249	69,767

Comprehensive income (loss)	$(68,012)	$339,897	$37,040	$(206,006)	$102,919

Condensed Consolidating Statement of Comprehensive Income for the Year ended December 31, 2013
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total

Net earnings	$191,400	$372,106	$(11,637)	$(360,719)	$191,150

Other comprehensive income (loss)	(72,135)	98,105	10,720	370	37,060

Comprehensive income (loss)	$119,265	$470,211	$(917)	$(360,349)	$228,210

Condensed Consolidating Statement of Cash Flow for the Year ended December 31, 2014
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total

Cash provided by (used in):

Operations	$(142,565)	$815,939	$6,785	$–	$680,159

Investments	101,403	(478,613)	(139,018)	(113,759)	(629,987)

Financing	329,704	(267,482)	153,723	113,759	329,704

Effects of exchange rate changes on cash and cash equivalents	22,146	5,097	3,756	–	30,999

Increase in cash and cash equivalents	310,688	74,941	25,246	–	410,875

Cash and cash equivalents, beginning of year	27,160	23,039	30,407	–	80,606

Cash and cash equivalents, end of year	$337,848	$97,980	$55,653	$–	$491,481

Condensed Consolidating Statement of Cash Flow for the Year ended December 31, 2013
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total

Cash provided by (used in):

Operations	$(207,558)	$693,757	$(58,113)	$–	$428,086

Investments	96,685	(458,810)	(68,951)	(95,459)	(526,535)

Financing	21,517	(229,688)	134,229	95,459	21,517

Effects of exchange rate changes on cash and cash equivalents	1,807	2,071	892	–	4,770

Increase (decrease) in cash and cash equivalents	(87,549)	7,330	8,057	–	(72,162)

Cash and cash equivalents, beginning of year	114,709	15,709	22,350	–	152,768

Cash and cash equivalents, end of year	$27,160	$23,039	$30,407	$–	$80,606

Precision Drilling Corporation 2014 Annual Report	81

NOTE 11. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference, at December 31, is as follows:

	2014	2013

Earnings before income taxes	$21,077	$221,538

Federal and provincial statutory rates	25%	25%

Tax at statutory rates	$5,269	$55,385

Adjusted for the effect of:

Non-deductible expenses	26,829	4,097

Non-taxable capital gains	(1,123)	(626)

Income taxed at lower rates	(33,356)	(31,118)

Impact of foreign tax rates	(12,695)	(5,957)

Withholding taxes	3,932	3,343

Taxes related to prior years	(3,980)	4,738

Other	3,049	526

Income tax expense (recovery)	$(12,075)	$30,388

The net deferred tax liability is comprised of the tax effect of the following temporary differences:
	2014	2013

Deferred income tax liability:

Property, plant and equipment and intangibles	$730,742	$749,760

Partnership deferrals	55,848	34,938

Debt issue costs	4,905	2,966

Other	1,921	6,569

	793,416	794,233

Deferred income tax assets:

Losses (expire from time to time up to 2034)	284,776	285,438

Long-term incentive plan	13,939	14,800

Other	8,568	6,648

Net deferred income tax liability	$486,133	$487,347

Included in the net deferred tax liability is $235.8 million (2013 – $257.8 million) of tax effected temporary differences related to the Corporation’s United States operations.

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Income Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Income Tax Assets	Net Deferred Income Tax Liability

Balance, December 31, 2012	$686,833	$60,906	$4,260	$ (244,888)	$1,561	$(13,917)	$(9,163)	$485,592

Recognized in net earnings	28,176	(25,968)	2,312	(22,968)	1,405	(173)	2,587	(14,629)

Effect of foreign currency exchange differences	34,751	–	(3)	(17,582)	–	(710)	(72)	16,384

Balance, December 31, 2013	749,760	34,938	6,569	(285,438)	2,966	(14,800)	(6,648)	487,347

Recognized in net earnings	(65,223)	20,910	(4,626)	24,655	1,939	1,856	(1,758)	(22,247)

Effect of foreign currency exchange differences	46,205	–	(22)	(23,993)	–	(995)	(162)	21,033

Balance, December 31, 2014	$730,742	$55,848	$1,921	$(284,776)	$4,905	$(13,939)	$(8,568)	$486,133

82	Notes to Consolidated Financial Statements

On December 31, 2014, Precision had $32.7 million (2013 – $30.9 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit, as at December 31, 2014 was interest and penalties of $11.4 million (2013 – $10.1 million).

Reconciliation of Unrecognized Tax Benefits

Year ended December 31,	2014	2013

Unrecognized tax benefits, beginning of year	$30,930	$34,357

Additions:

Prior year’s tax positions	2,492	2,031

Reductions:

Prior year’s tax positions	(722)	(5,458)

Unrecognized tax benefits, end of year	$32,700	$30,930

It is anticipated that approximately $8.0 million (2013 – $0.5 million) of unrecognized tax positions that relate to prior year activities will be realized during the next 12 months. Subject to the results of audit examinations by taxing authorities and/ or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements of Precision.

NOTE 12. SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount

Balance, December 31, 2012	276,475,770	$2,251,982

Options exercised – cash consideration	362,045	2,432

– reclassification from contributed surplus	–	1,275

Issued on redemption of non-management directors’ DSUs	141,856	1,238

Issued on exercise of warrants	15,000,000	48,300

Balance, December 31, 2013	291,979,671	$2,305,227

Options exercised – cash consideration	840,250	7,082

– reclassification from contributed surplus	–	3,230

Balance, December 31, 2014	292,819,921	$2,315,539

(c) Dividends

During 2014, the Corporation approved and paid dividends of $0.25 per common share (2013 – $0.21) for total payments of $73 million (2013 – $58 million). On February 12, 2015, the Board of Directors declared a dividend of $0.07 per common share payable on March 12, 2015 to shareholders of record on February 27, 2015.

Precision Drilling Corporation 2014 Annual Report	83

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Accumulated Other Comprehensive Income (Loss)
December 31, 2012	$(60,865)	$330	$(60,535)

Other comprehensive income	109,195	(72,135)	37,060
December 31, 2013	48,330	(71,805)	(23,475)

Other comprehensive income	171,092	(101,325)	69,767
December 31, 2014	$219,422	$(173,130)	$46,292

NOTE 14. FINANCE CHARGES

	2014	2013
Interest:

Long-term debt	$106,837	$88,516

Other	368	1,356

Income	(987)	(967)

Amortization of debt issue costs	3,483	4,343
Finance charges	$109,701	$93,248

NOTE 15. EMPLOYEE BENEFIT PLANS

The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matches individual contributions up to 5% of the employee’s eligible compensation. Total expense under the defined contribution plan in 2014 was $15.1 million (2013 – $13.0 million).

NOTE 16. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

	2014	2013
Salaries and other benefits	$9,193	$6,752

Equity settled share based compensation	3,241	3,433

Cash settled share based compensation	3,235	8,051
	$15,669	$18,236

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

84	Notes to Consolidated Financial Statements

NOTE 17. COMMITMENTS

Operating Lease Commitments

The Corporation has commitments under various operating lease agreements, primarily for vehicles and office space. Terms of the office leases run for a period of one to 10 years while the vehicle leases are typically for terms of between three and four years. Expected non-cancellable operating lease payments are as follows:

	2014	2013
Less than one year	$19,143	$16,833

Between one and five years	44,913	41,258

Later than five years	11,005	15,714
	$75,061	$73,805
One of the leased properties was sublet by the Corporation. The following amounts were recognized as expenses in respect of operating leases in the consolidated statement of earnings:
	2014	2013
Operating leases	$21,516	$19,578

Sub-lease recoveries	(870)	(1,024)
	$20,646	$18,554

Capital Commitments

At December 31, 2014, the Corporation had commitments to purchase property, plant and equipment totaling $418.3 million (2013 – $178.8 million). Payments of $189.6 million for these commitments are expected to be made in 2015 and $228.7 million in 2019.

NOTE 18. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	2014	2013
Net earnings – basic and diluted	$33,152	$191,150

(Stated in thousands)	2014	2013
Weighted average shares outstanding – basic	292,533	277,583

Effect of share warrants	–	9,327

Effect of stock options and other equity compensation plans	1,271	971
Weighted average shares outstanding – diluted	293,804	287,881

Precision Drilling Corporation 2014 Annual Report	85

NOTE 19. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.

2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$2,017,110	$343,556	$–	$(10,128)	$2,350,538

Operating earnings	342,078	(29,419)	(87,657)	–	225,002

Depreciation and amortization	381,465	58,621	8,583	–	448,669

Loss on asset decommissioning	97,947	28,752	–	–	126,699

Total assets	4,425,531	412,423	471,042	–	5,308,996

Goodwill	202,751	16,968	–	–	219,719

Capital expenditures	821,713	24,401	10,576	–	856,690

2013	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,719,910	$323,353	$–	$(13,286)	$2,029,977

Operating earnings	361,447	28,402	(84,175)	–	305,674

Depreciation and amortization	292,217	32,630	8,312	–	333,159

Total assets	3,837,919	590,992	150,212	–	4,579,123

Goodwill	200,217	112,139	–	–	312,356

Capital expenditures	446,566	83,470	5,768	–	535,804

The Corporation’s operations are carried on in the following geographic locations:
2014	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$1,077,814	$1,096,918	$195,487	$(19,681)	$2,350,538

Total assets	2,434,774	2,244,867	629,355	–	5,308,996

2013	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$1,002,199	$901,246	$137,681	$(11,149)	$2,029,977

Total assets	2,082,958	2,006,519	489,646	–	4,579,123

During the years ended December 31, 2014 and 2013, no one individual customer accounted for more than 10% of the Corporation’s total revenue.

86	Notes to Consolidated Financial Statements

NOTE 20. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis as well as monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. The Corporation views the credit risks on these amounts as normal for the industry. Precision’s most significant customer accounted for $22.7 million of the trade receivables amount at December 31, 2014 (2013 – $19.6 million).

The movement in the allowance for doubtful accounts during the year was as follows:

	2014	2013
Balance at January 1	$11,703	$12,187

Impairment loss recognized	115	325

Amounts written-off as uncollectible	(5,645)	(1,172)

Impairment loss reversed	–	(138)

Effect of movement in exchange rates	240	501
Balance at December 31	$6,413	$11,703

The ageing of trade receivables at December 31 was:

	2014		2013
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$219,000	$–	$177,141	$–

Past due 0-30 days	108,946	–	98,529	–

Past due 31-120 days	47,365	–	28,897	–

Past due more than 120 days	11,141	6,413	21,584	11,703
	$386,452	$6,413	$326,151	$11,703

(b) Interest Rate Risk

As at December 31, 2014 and 2013, all of Precision’s long-term debt, with the exception of the secured revolving credit facility, bears fixed interest rates. As a result, Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates. Based on the debt outstanding at the end of the year, a 100 basis point change in interest rates would change the annual interest expense by $nil (2013 – $0.3 million).

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

Precision Drilling Corporation 2014 Annual Report	87

The following financial instruments were denominated in U.S. dollars:

	2014		2013
	Canadian Operations (1)	Foreign Operations	Canadian Operations (1)	Foreign Operations
Cash	$272,981	$115,716	$995	$53,327

Accounts receivable	–	270,984	26	290,995

Accounts payable and accrued liabilities	(18,165)	(270,863)	(13,385)	(180,626)

Long-term liabilities, excluding long-term incentive plans	–	(12,790)	–	(16,770)
Net foreign currency exposure	$254,816	$103,047	$(12,364)	$146,926
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings	$2,548	$–	$124	$–
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive income	$–	$1,030	$–	$1,469

(1)	Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities as at December 31, 2014:

	2015	2016	2017	2018	2019	Thereafter	Total
Long-term debt	$–	$–	$–	$–	$200,000	$1,682,145	$1,882,145

Interest on long-term debt (1)	117,482	117,482	117,482	117,482	107,190	221,546	798,664

Commitments	208,799	14,743	12,713	10,065	236,071	11,005	493,396
Total	$326,281	$132,225	$130,195	$127,547	$543,261	$1,914,696	$3,174,205

(1)	Interest has been calculated based on debt balances, interest rates, and foreign exchange rates in effect as at December 31, 2014 and excludes amortization of long-term debt issue costs.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at December 31, 2014 was approximately $1,668 million (2013 – $1,403 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based on the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

88	Notes to Consolidated Financial Statements

NOTE 21. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2014 and 2013, these ratios were as follows:

	2014	2013
Long-term debt	$1,852,186	$1,323,268

Shareholders’ equity	2,441,366	2,399,343
Total capitalization	$4,293,552	$3,722,611
Long-term debt to long-term debt plus equity ratio	0.43	0.36

As at December 31, 2014, liquidity remained sufficient as Precision had $491.5 million (2013 – $80.6 million) in cash and access to a US$650.0 million senior secured revolving credit facility (2013 – US$850.0 million) and $86.4 million (2013 – $82.5 million) secured operating facilities. As at December 31, 2014, no amounts (2013 – US$28.0 million) were drawn on the US$650.0 million secured revolving credit facility with availability reduced by US$25.6 million (2013 – US$28.6 million) in outstanding letters of credit. Availability of the $40.0 million and US$25.0 million secured operating facilities was reduced by outstanding letters of credit of $20.5 million (2013 – $17.3 million) and US$8.1 million (2013 – US$ 0.2 million), respectively. There was no amount drawn on the US$15.0 million secured operating facility.

NOTE 22. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances are as follows:

	2014	2013
Accounts receivable	$(20,986)	$(23,110)

Inventory	3,946	1,658

Income tax recoverable	(55,138)	–

Accounts payable and accrued liabilities	124,602	(22,682)
	$52,424	$(44,134)
Pertaining to:

Operations	$(17,315)	$(33,887)

Investments	$69,739	$(10,247)

The components of accounts receivable are as follows:

	2014	2013
Trade	$380,039	$314,448

Accrued trade	147,616	152,768

Prepaids and other	70,408	82,481
	$598,063	$549,697

The components of accounts payable and accrued liabilities are as follows:

	2014	2013
Accounts payable	$295,468	$148,081

Accrued liabilities:

Payroll	86,496	81,586

Other	111,074	103,171
	$493,038	$332,838

Precision Drilling Corporation 2014 Annual Report	89

Precision presents expenses in the consolidated statement of earnings by function with the exception of depreciation and amortization and loss on asset decommissioning, which are presented by nature. Operating expense and general and administrative expense would include $566.7 million and $8.6 million (2013 – $324.8 million and $8.3 million), respectively, of depreciation and amortization and loss on asset decommissioning if the statements of earnings were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2014	2013
Wages, salaries and benefits	$930,402	$773,901

Purchased materials, supplies and services	601,724	589,394

Share-based compensation	18,042	27,849
	$1,550,168	$1,391,144
Allocated to:

Operating expense	$1,405,827	$1,248,637

General and administrative	144,341	142,507
	$1,550,168	$1,391,144

NOTE 23. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $3 million. This amount is included in the estimated amount pertaining to the long-term income tax recoverable on the balance sheet of $3 million.

On August 7, 2014, the Ontario Court of Appeal ruled in favour of Precision’s wholly owned subsidiary, Inter-Leasing, Inc., reversing a decision by the Ontario Superior Court of Justice in June 2013, regarding the reassessment of Ontario income tax for Inter-Leasing, Inc.’s 2001 through 2004 taxation years. The Ontario Minister of Revenue made an application to the Supreme Court of Canada seeking leave to appeal this decision. On March 5, 2015, the Supreme Court of Canada denied the Ontario Minister of Revenue’s application for leave to appeal. The decision by the Supreme Court of Canada brought the appeal process to an end and Precision has reflected the $55 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, as a current receivable. It is expected that this amount plus interest and costs will be received from the Ontario Minister of Revenue in 2015.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or estimable.

90	Notes to Consolidated Financial Statements

NOTE 24. SUBSIDIARIES

Significant Subsidiaries

		Ownership Interest
	Country of
	Incorporation	2014	2013
Precision Limited Partnership	Canada	100	100

Precision Drilling Canada Limited Partnership	Canada	100	100

Precision Diversified Oilfield Services Corp.	Canada	100	100

Precision Directional Services Ltd.	Canada	100	100

Precision Drilling (US) Corporation	United States	100	100

Precision Drilling Company LP	United States	100	100

Precision Completion & Production Services Ltd.	United States	100	100

Precision Directional Services, Inc.	United States	100	100

Grey Wolf Drilling Limited	Cyprus	100	100

Grey Wolf Drilling (Barbados) Ltd.	Barbados	100	–

Precision Drilling Corporation 2014 Annual Report	91